Part III, Item 17(a):

LX accepts LXCC orders for matching and execution in the LXCC. LXCC orders must contain the following combination of FIX instructions: market orders with a TIF of "at the close". No other order types and TIF combinations will be eligible for the LXCC. LXCC is available ~~will be available~~ only to Subscribers utilizing Barclays' algorithms or smart order router and, by default, orders with the aforementioned FIX instruction combination may be routed to the LXCC or the closing auction at the primary exchange. These Subscribers ~~must~~ may request that LXCC be ~~enabled~~ disabled as a routing option for their orders, thus limiting routing options to the primary exchange's closing auction, by contacting their Equities Sales Representative or by emailing LXService@barclays.com ~~before they can send LXCC Orders~~.

LXCC Orders may be received up until the LXCC Offset Time as defined above in Part III, Item 4(a). Immediately following the LXCC Offset Time, LXCC orders are matched and the algorithm or smart order router used to submit the LXCC order is notified of the quantity of the orders matched by LX. Any unmatched quantity is cancelled back to the algorithm or smart order router at this time. LXCC orders may only match with other LXCC orders. They may not match with any other orders or conditional placements. LXCC orders are prioritized based on (1) size, and then (2) time of receipt.

Subscribers may not apply, and LX will not act upon, a MinQty parameter (as defined above in Part III, Item 7) on their LXCC orders. Subscribers can apply a principal order exclusion (as defined above in Part II, Item 3) to their LXCC orders. LXCC orders are subject to the Self Dealing prevention feature described above in Part III, Item 14. Subscribers cannot apply segment classification or liquidity profiling restrictions to their LXCC orders.

Before LXCC orders are matched, prior to the LXCC Offset Time, they can be cancelled or modified. After the LXCC Offset Time, LXCC orders are matched and cannot be cancelled or modified. Once LX receives the official closing price disseminated by the primary listing market for the relevant NMS Stock, matched LXCC orders will be executed at that price, and the price will be reported to any Subscriber with a matched LXCC order. If an official closing price for an NMS Stock is not received by 5:00 P.M. Eastern Time, all LXCC orders to buy or sell that stock will be cancelled. If a closing price for an NMS Stock is announced but taken down by the primary listing exchange without being replaced before 5:00 P.M. Eastern Time, all LXCC orders to buy or sell that stock will be cancelled. If the primary listing exchange updates the closing price of an NMS Stock at or before 5:00 P.M. EST, LX will adjust the price for any previously executed order, and it will send an updated execution report to the Subscriber that submitted the order. If the primary listing exchange updates the closing price of an NMS Stock after 5:00 P.M. Eastern Time, LX will adjust the execution reports on a T+1 basis.

If a disconnect occurs prior to the LXCC Offset Time, standard cancel on disconnect rules will be applied. At or after the LXCC Offset Time, a matched order will not be cancelled, even if the Subscriber has not yet been notified of the execution.

The Error Policy described above in response to Part III, Item 11 also applies to LXCC orders.

Submission in EDGAR on 1/10/2024

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